SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 6, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Summary of a resolutions adopted by the Special and General Shareholders’ Meeting held on April 29, 2014.

RESOLUTIONS ADOPTED BY THE SPECIAL AND GENERAL SHAREHOLDERS’ MEETING HELD ON 04/29/2014

ITEM # 1: For a majority of 586,105,044 votes for, 20,190 abstentions and 750 votes against this motion, the Shareholders decided to appoint Dr. Hugo Nicolás Luis Bruzone, acting in the name of the shareholder Mr. Jorge Horacio Brito, Mr. Leonrdo Agustín Pérez, acting in the name of the shareholder The Bank of New York Mellon and Ms. Yanina Clarens, acting in the name of the shareholder ANSES FGS, to sign the minutes of this meeting.

ITEM # 2: For a majority of 579,487,714 votes for, 232,730 abstentions and 6,405,540 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the fiscal year of the Company ended December 31, 2013.

ITEM # 3: For a majority of 586,056,674 votes for, 21,190 abstentions and 48,120 votes against this motion, and with the abstentions, in each case with respect to their own administration, of the shareholders who are members of the Company’s Board of Directors, the Shareholders’ Meeting resolved to approve the administration of the Board and any and all the acts and actions taken by the Supervisory Committee up to the date hereof.

ITEM # 4: The shareholders present at the Meeting resolved for a majority of 586,089,204 votes for, 21,190 abstentions and 15,590 votes against this motion, to apply the unappropriated retained earnings as of December 31, 2013 totaling AR $ 2,515,402,050.52 as follows:

a)	the amount of AR $ 488,713,267.35 to the Legal Reserve Fund;
b)	the amount of AR $ 95,325,750 to the Statutory Reserve Fund – Special Reserve for Subordinated Corporate Bonds (Pursuant to the provisions set forth in the terms of issuance of Series 1 of Class 1 Subordinated Corporate Bonds issued under the Global Program approved by the Shareholders’ Meeting dated 09/01/2006 and the provisions of Communication A 4576 issued by the BCRA this amount shall be applied to the creation of a special reserve for interest payable on the due dates occurring in June and December 2014);
c)	the amount of AR$ 19,711,710.67 to personal asset tax corresponding to the company’s shareholders and also payable on the shares or participating interests held by the company, as substitute taxpayer for the year 2012;
d)	the amount of AR $ 1,911,651,322.50 to the voluntary reserve fund for future distribution of profits under Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

ITEM # 5: For a majority of 586,084,734 votes for, 37,190 abstentions and 4,060 votes against this motion, the Shareholders resolved to approve the separation of AR $ 596,254,288.56 from the voluntary reserve fund created by the Special and General Shareholders’ Meeting held on 16 April 2012 for the payment of a cash dividend, subject to prior authorization of the Central Bank of the Republic of Argentina (BCRA) and delegated to the Board the power to determine the effective availability to the Shareholders of the approved cash dividend, pursuant to their respective shareholdings, upon receipt of the applicable authorization from de BCRA.

ITEM # 6: For a majority of 401,917,614 votes for, 30,940 abstentions and 184,177,430 votes against this motion, the Shareholders’ Meeting resolved to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2013, on the amount of AR$ 102,474,294.80. In addition, the Shareholders’ Meeting resolved to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Board.

ITEM # 7: For a majority of 581,705,934 votes for, 1,152,020 abstentions and 3,268,030 votes against this motion, the Shareholders’ Meeting resolved to approve an amount of fees for the Supervisory Committee equal to AR$ 760,932, such amount being reported in the statement of income for the fiscal year ended December 31, 2013, and to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Supervisory Committee.

ITEM # 8: For a majority of 586,094,874 votes for, 29,520 abstentions and 1,590 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 5,955,000, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2013.

ITEM # 9: Since the shareholder ANSES-FGS has notified its intention to exercise its right of cumulative voting for the appointment of the regular directors, the shareholders were informed the following: (i) all shareholders present are authorized to exercise their right of cumulative voting under section 263 of law 19550; and (ii) the number of votes corresponding to each of them.

The rest of the shareholders did not exercise their right of cumulative voting.

Through the cumulative voting system, for a majority of 552,361,950 votes for the adoption of this motion, the Shareholders’ Meeting resolved to appoint Mr. Federico Pastrana, candidate proposed by ANSES FGS, as regular director for one third of the vacancies to be covered, to hold office for three fiscal years.

For a majority of 364,276,404 votes for, 1,139,600 abstentions and 36,589,330 votes against this motion, the Shareholders’ Meeting resolved to appoint Messrs. Luis Carlos Cerolini and Juan Pablo Brito Devoto, as regular directors to hold office for three fiscal years.

Then the Shareholders’ Meeting considered the appointment of one alternate director.

For a majority of 548,397,054 votes for, 1,139,600 abstentions and 36,589,330 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Nicolás Alejandro Todesca as alternate director until the next meeting to evaluate the financial statements for the year to end on December 31st 2014.

Therefore, pursuant to the above, the Board shall hereinafter be composed as follows: Regular Directors: Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Federico Pastrana and Emmanuel Antonio Álvarez Agis; and Alternate Directors: Messrs. Santiago Horacio Seeber, Ernesto Eduardo Medina, Santiago Brito, Chrystian Colombo and Nicolás Alejandro Todesca. The Shareholders express that any one of the alternate directors may replace any of the regular directors in case of absence or vacancy. The regular directors Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Constanza Brito and the alternate directors Santiago Horacio Seeber, Ernesto Eduardo Medina and Santiago Brito, shall hold office as non-independent members, while the regular directors Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Federico Pastrana and Emmanuel Antonio Álvarez Agis and the alternate directors Chrystian Colombo and Nicolás Alejandro Todesca shall hold office as independent members.

ITEM # 10: For a majority of 581,717,784 votes for, 1,140,350 abstentions and 3,267,850 votes against this motion, the Shareholders resolved the Supervisory Committee shall be composed of three regular members and three alternate members.

Since the shareholder ANSES-FGS has notified its intention to exercise its right of cumulative voting for the appointment of the regular and alternate members, the shareholders were informed the following: (i) all shareholders present are authorized to exercise their right of cumulative voting under section 263 of law 19550; and (ii) the number of votes corresponding to each of them.

The rest of the shareholders did not exercise their right of cumulative voting.

Through the cumulative voting system, for a majority of 552,361,950 votes for the adoption of this motion, the Shareholders’ Meeting resolved to appoint the Accountant Vivian Haydee Stenghele and Dr. Javier Rodrigo Siñeriz, candidates proposed by ANSES FGS, as regular and alternate members of the Supervisory Committee respectively for one third of the vacancies to be covered, to hold office for one fiscal year.

For a majority of 397,597,134 votes for, 1,140,350 abstentions and 3,267,850 votes against this motion, the Shareholders’ Meeting resolved to appoint the accountants Alejandro Almarza and Carlos Javier Piazza as regular members of the Supervisory Committee and the accountants Alejandro Carlos Piazza and Leonardo Pablo Cortigiani as alternate members of such committee; all of them to hold office for one fiscal year.

Pursuant to the above, the Supervisory Committee shall be hereinafter composed of the accountants Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele as regular members and the accountants Alejandro Carlos Piazza and Leonardo Pablo Cortigiani and the Dr. Javier Rodrigo Siñeriz as alternate members. All members of the Supervisory Committee are independent members.

ITEM # 11: For a majority of 401,937,254 votes for, 184,139,170 abstentions and 49,560 votes against this motion, the Shareholders’ Meeting designates the Accountants Norberto M. Nacuzzi and Ernesto Mario San Gil, members of Pistrelli, Henry Martin y Asociados S.R.L., as regular and alternate Independent Auditors, respectively, for the fiscal year that shall end on December 31, 2014.

ITEM # 12: For a majority of 581,723,134 votes for, 1,152,600 abstentions and 3.250.250 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Audit Committee in AR$ 720,000.

ITEM # 13: For a majority of 541,956,634 votes for, 1,145,740 abstentions and 43,023,610 votes against this motion, the Shareholders resolved to approve the amendment of sections 3 and 23 of the By-laws, which shall read as follows:

“SECTION 3: The purpose of the company is to engage within or outside the country, (a) in any banking transactions contemplated and authorized under the Ley de Entidades Financieras (Argentine Financial Institutions Law), and other laws, rules and regulations governing banking activity in the place of performance, under the guidelines and with prior authorization if appropriate, of Banco Central de la República Argentina; (b) act under any category of “Agent” in the terms of the Capital Markets Law No. 26831 and supplementing regulations, in connection with transactions contemplated in the legal provisions regulating the banking business within the rules and subject to the approval of the Comisión Nacional de Valores (Argentine Securities Exchange Commission). In order to carry out the above described purposes, the company is legally capable to acquire rights, undertake obligations and perform any kind of acts and transactions related thereto, (c) To have an interest in other domestic or foreign financial institutions and/or companies with the prior authorization of Banco Central de la República Argentina and in compliance with the rules of such entity, as applicable”.

“SECTION 23: The Audit Committee established pursuant to Capital Market Law No. 26831 shall be composed of three regular directors and an equal or lesser number of alternate directors who shall be elected by the Board from its members, through a simple majority of their votes. All knowledgeable Directors on financial, accounting or corporate matters may be members of the Committee. The majority of its members shall act in an independent capacity, according to the criteria established thereto by the Rules of Comisión Nacional de Valores. The Committee shall lay down its own Internal Rules. The provisions in these Bylaws in connection with the operation of the Board of Directors, and the rules for the managerial body, shall be applicable to the Committee’s meetings, its minute books, and periodicity of meetings. As for the remaining members of the Board, and the Syndics, they may be present at the Audit Committee’s meetings with voice but without vote. The Committee may exclude them from its meetings through a well grounded resolution. The Committee’s powers and duties shall be those contemplated under article 110 of the Capital Markets Law No. 26831 and the rules of the Comisión Nacional de Valores and all other future authorities and duties to be provided. The Audit Committee shall prepare an annual action plan for each fiscal year, which shall be reported to the Board of Directors, and the Supervisory Committee. Upon request of the Committee, the other directors, syndics, managers and external auditors shall be required to attend to its meetings, and give their collaboration and make available their access to information. The Committee may request for advisory services of counselors and other independent professionals, and hire their services in the name of the company according to the budget to be approved to that effect by the shareholders’ meeting. Fixing of the budget may be delegated by the meeting to the Board”.

ITEM # 14: For a majority of 586,101,864 votes for, 8,520 abstentions and 15,600 votes against this motion, the Shareholders’ Meeting resolved to authorize the attorneys Luis Carlos Cerolini, Carolina Paola Leonhart, Ana Cristina Rodríguez, Alejandro Senillosa, Gabriela Eliana Blanco, Hugo Nicolás Luis Bruzone, José María Bazán and María Lucila Winschel, so that any one of them acting jointly, separately or individually, may carry out the necessary acts and proceedings before all the relevant entities in order to obtain the administrative authorization and register the above described resolutions as adopted by this Shareholders’ Meeting, if applicable, being hereby authorized to execute an deliver all documents that may be necessary for the above mentioned purposes, answer requests and separate and withdraw documents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 6, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director